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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              SPECTRAN CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                              SPECTRAN CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                    847598109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               CHARLES B. HARRISON
                             CHIEF EXECUTIVE OFFICER
                              SPECTRAN CORPORATION
                                  50 HALL ROAD
                         STURBRIDGE, MASSACHUSETTS 01566
                                 (508) 347-2261
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   Copies to:
                             IRA S. NORDLICHT, ESQ.
                                NORDLICHT & HAND
                                645 FIFTH AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 421-6500

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         This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated July 21, 1999 (the "Schedule 14D-9") with respect to the tender offer by Lucent Technologies Inc., a Delaware corporation ("Lucent"), and Seattle Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Lucent (the "Purchaser"), to acquire all of the outstanding common stock, $.10 par value per share (the "Shares"), of SpecTran Corporation (the "Company") at a price of $9.00 per Share, upon the terms and conditions set forth in the Offer to Purchase, dated July 21, 1999, and the related letter of transmittal. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 4.  The Solicitation or Recommendation.

         The response to Item 4(b), subtitled Background of the Offer; Reasons for the Recommendation, is hereby supplemented, by amending and restating paragraph (vii) under "Reasons for the Recommendation" as follows:

(vii) current financial market conditions, volatility and trading information with respect to the Shares of the Company and the historical prices for the Shares, including the fact that, although the proposed purchase price of $9 per Share is less than recent NASDAQ National Market Closing prices for the Shares, representing a discount of approximately 21.7% over the July 14, 1999 market price of $11.50 per Share and discounts of approximately 14.0% and 4.0% over the one and two months average closing prices of $10.46 and $9.37 per Share, respectively, the $9 per Share purchase price represents: a premium of approximately 10.2% over the three month average closing price of $8.17 per Share; a premium of approximately 38.2% over the six month average closing price of $6.51 per Share; a premium of approximately 40.2% over the average closing price since January 1, 1999; and a premium of approximately 56.6% over the one year average closing price of $5.75; and a determination that the proposed purchase price is fair even though it does not include a premium over the closing price of Shares on the Nasdaq National Market on July 14, 1999 due to the following factors: (i) that the Company and its financial advisors solicited expressions of interest in a variety of transactions from 34 companies over more than six months and that such solicitation did not produce any offers that were superior to the Offer; (ii) that the Company's public announcement that it was exploring various financial alternatives including entering into strategic alliances did not produce any offers that were superior to the Offer; (iii) Lazard's opinion that the $9 in cash per Share to be paid to the stockholders of the Company pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view; and (iv) that the $11.50 closing price for the Shares on July 14, 1999 might not accurately reflect the value of the Company based upon the fact that the Shares had a relatively low average daily trading volume and were historically volatile, coupled with the likelihood that the July 14, 1999 closing price reflected, in part, market speculation regarding a possible takeover of the Company and would not be sustained if a transaction did not go forward.
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ITEM 9.  Materials to be Filed as Exhibits

         (a)(6)  Letter of Lazard Freres & Co. LLC dated August 12, 1999.

         (a)(7)  Press Release issued by the Company on August 17, 1999.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                    SPECTRAN CORPORATION

                                    By:  /s/ CHARLES B. HARRISON
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                                    Charles B. Harrison
                                    President, Chief Executive
                                    Officer and Chairman of the Board
Dated:  August 17, 1999
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                                EXHIBIT INDEX


Exhibit     Description
  No.
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 (a)(6)     Letter of Lazard Freres & Co. LLC dated August 12, 1999.

 (a)(7)     Press Release issued by the Company on August 17, 1999.